SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For the Month of November 19, 2004


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                               New Century Park
                               PO Box 53
                               Coventry
                               CV3 1HJ

                       (Address of Registered Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.




                                                                Press enquiries:
                                               David Beck tel: +44 207 306 1490
                                                  email: david.beck@marconi.com

                                                             Investor enquiries:
                                            Heather Green tel: +44 207 306 1735
                                               email: heather.green@marconi.com



                            DIRECTORS SHARE DEALINGS


London - 19 November 2004 - Three Marconi Corporation plc (London: MONI and
NASDAQ: MRCIY) Directors have today exercised options and sold shares allotted to them under the incentive plans put in place at the time of the Company's successful financial restructuring. They have also retained a significant proportion of the options that were available to them in order to build a long-term stake in the Company.

In line with the policy outlined in August, the Chairman, John Devaney, CEO, Mike Parton, and CFO, Pavi Binning will retain 20% of each of the five tranches of options due to them under the scheme. From the options that vested today these three Directors will be retaining an aggregate of 184,000 vested options. In aggregate the Board of Marconi, including the non-executive directors, now hold over 480,000 shares or vested options giving them an investment in the Company with a market value of over GBP2.8 million.

The shares sold and options retained are set out in the table overleaf. An aggregate of 736,000 shares in Marconi Corporation plc were sold today on behalf of the Directors of the Company at a price of 583 pence per share.





                            Options         Options        Options        Total
                      available for   exercised and  retained from      options
                        exercise on     shares sold      available     retained      Remaining
                        19 November     19 November         vested           to       unvested
                              2004*            2004       options*         date        options

John Devaney                120,000          96,000         24,000       48,000        360,000
Chairman

Mike Parton                 700,000         560,000        140,000      350,000      1,750,000
Chief Executive

Pavi Binning                100,000          80,000         20,000       20,000        900,000
Chief Financial Officer



* excluding previously retained options

References to shares above refers to the 25 pence ordinary shares of Marconi Corporation plc (London: MONI and Nasdaq: MRCIY)

ENDS/...

Notes to editors

About the Senior Management Share Option Plan

   -The executive directors were granted performance related options in the newly listed Marconi Corporation following the Company's successful financial restructuring, completed in May 2003.
   -The Plan was an essential part of the restructuring package that was overwhelmingly approved by the creditors, who became 99.5% shareholders in the newly listed company.
   -The Plan, which was fully disclosed in the Marconi Corporation plc prospectus published in March 2003, was designed so that the rewards would be paid for by shareholders through a dilution of their equity interests, in that way it avoided being a cash drain on the business.
   -The options have five performance and time vesting targets against them, of which the first four performance targets have been met.




About Marconi Corporation plc

Marconi Corporation plc is a global telecommunications equipment, services and solutions company. The company's core business is the provision of innovative and reliable optical networks, broadband routing and switching and broadband access technologies and services. The company's customer base includes many of the world's largest telecommunications operators.

The company is listed on the London Stock Exchange under the symbol MONI and on NASDAQ under the ticker MRCIY. Additional information about Marconi Corporation can be found at www.marconi.com.

Copyright (c) 2004 Marconi Corporation plc. All rights reserved. All brands or product names are trademarks of their respective holders.

This press release contains forward-looking statements with respect to products, partners, customers, future growth and other matters. Please refer to the Form 10-K report filed by Marconi Corporation plc with the United States Securities and Exchange Commission for a discussion of risks that could cause actual results to differ materially from such statements.




END




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC



                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: 19 November 2004